                      (CALFEE, HALTER & GRISWOLD LLP LOGO)

                          CALFEE, HALTER & GRISWOLD LLP
                                ATTORNEYS AT LAW
                                    Cleveland

                          Direct Dial No. 216/622-8667
                             email: ahall@calfee.com


                                November 16, 2004


VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

                           Re:      RPM International Inc.
                                    Registration Statement on Form S-4

Ladies and Gentlemen:

                  On behalf of RPM International Inc., a Delaware corporation (the "Company"), in connection with the Company's offer to exchange all of the outstanding RPM International Inc. 4.45% Senior Notes due 2009 for new 4.45% Senior Notes due 2009 registered under the Securities Act of 1933 (such event referred to as the "Exchange Offer"), we are hereby transmitting for filing pursuant to the Securities Act of 1933 and the Electronic Data Gathering, Analysis, and Retrieval system, a registration statement on Form S-4, with Exhibits, with respect to the Exchange Offer.

                  The Company has transmitted the filing fee of $25,340.00 by wire transfer to the Securities and Exchange Commission's lockbox account at Mellon Bank.

                  Please direct any comments or inquiries regarding this filing to the undersigned at (216) 622-8667.

                                        Very truly yours,

                                        /s/ Arthur C. Hall III
                                        Arthur C. Hall III


cc:      P. Kelly Tompkins, Esq.
         Edward W. Moore, Esq.




 1400 McDonald Investment Center 800 Superior Avenue Cleveland, Ohio 44114-2688
                          216/622-8200 Fax 216-241/0816

     1100 Fifth Third Center 21 East State Street Columbus, Ohio 43215-4243
                          614/621-1500 Fax 614/621-0010

                                 www.calfee.com